CHINA YIDA HOLDING, CO.
28/F Yifa Building
No. 111 Wusi Road
Fuzhou, Fujian, P. R. China, 350003

December 19, 2012

Via EDGAR
Attn: Ms. Kathleen Krebs, Special Counsel
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0302

Re:	China Yida Holding, Co.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 29, 2012
Amendment No. 1 to Form 10-K for the Fiscal Year Ended
December 31, 2011
Filed June 4, 2012
Amendment No. 1 to Form 10-Q for the Fiscal Period Ended March 31, 2012
Filed July 26, 2012
Form 10-Q for the Fiscal Period Ended June 30, 2012
Filed August 13, 2012
Response dated September 14, 2012
File No. 001-34567

Dear Ms. Krebs,

We are in receipt of the comment letter issued by the United States Securities and Exchange Commission dated September 20, 2012 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by our responses:

General

1.
Please file as exhibits English translations of your material agreements rather than English summaries. Refer to Rule 12b-12(d) of the Securities Exchange Act of 1934.  In particular, refer to Rule 12b-12(d)(2), which lists the documents that must be submitted as English translations rather than English summaries. We note that it appears that you filed summaries rather than English translations of the following agreements:

●
Exhibits 10.17, 10.18, 10.19, 10.20, 10.21, 10.23, 10.24, 10.26, 10.27, 10.28, 10.29, 10.30, and 10.31 to your Form 10-K for the fiscal year ended December 31, 2011, filed March 29, 2012 (incorporated by reference from your Forms 10-K/A for the fiscal year ended December 31, 2010, filed February 3, 2012 and March 27, 2012);

●	Exhibits 10.22, 10.32, 10.33, 10.34, 10.35, 10.36, 10.37, 10.38, 10.39, and 10.40 to 10-K/A for the fiscal year ended December 31, 2011, filed June 4, 2012; and
●	Exhibit 10.1 filed to your 10-Q/A for the fiscal quarter ended March 31, 2012, filed July 26, 2012.

Answer:	We have re-filed all the exhibits reference above to the 10-K amendment no. 3 for the year ended December 31, 2012, and the 10-Q amendment no. 2 for the period ended March 31, 2012, respectively.

Form 10-Q for the Fiscal Period Ended June 30, 2012

Bank Loans, page 31

2.
We note your response to comment 3 from our letter dated August 31, 2012. It appears that the company materially increased the principal amount of one of its loans from China Minsheng Banking Corp, Ltd. to $9.35 million (from approximately $6.10 million on March 31, 2012) in the fiscal quarter ended June 30, 2012. Please file any amendments to the loan agreement or other documents evidencing the increase in the loan amount, if applicable, as exhibits to an amendment to your Form 10-Q.  If there is no such amendment to the loan documents, please explain the nature of the increase in the principal amount of this loan and why there is no written agreement evidencing the increase.

Answer:
The loans referenced above were obtained through the February 20, 2012 loan agreement with China Minsheng Banking Corp, Ltd., pursuant to which we are entitled to receive up to a total of RMB 70 million, or approximately $11.11 million.  Such loan agreement was filed as Exhibit 10.1 to the March 31, 2012 10-Q amendment no. 2.  As of March 31, 2012, we received $6.10 million funded from the bank for this loan; as of June 30, 2012, we received an additional $3.25 million loan funding for a total of $9.35 from the bank under the same loan.  There is no additional loan agreement or amendment evidencing the increase in the loan amount.

In response to comment 3 in your letter dated August 31, 2012, we have also filed the agreement of the RMB 10 million short-term loan from China Minsheng Banking Corp, Ltd. as Exhibit 10.1 to the June 30, 2012 10-Q amendment no. 1.  Such short-term loan is a separate loan from the one described above.

We acknowledge that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CHINA YIDA HOLDING, CO.

By:	/s/ Minhua Chen
Name:	Minhua Chen
Title:	Chief Executive Officer